FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated February 5, 2026

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

Avenida Rebouças, 2942, 6th floor

(Address of principal executive offices)

Gustavo Javier Lopez,

Chief Financial and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

‘1 Material Fact BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS Publicly - Held Company with Authorized Capital CNPJ/MF No. 07.628.528/0001 - 59 NIRE 35.300.326.237 MONITORING OF THE AGRICULTURAL OPERATIONS ESTIMATES 2025/2026 HARVEST YEAR BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (B 3 : AGRO 3 ) (NYSE : LND), a Brazilian leader i n the acquisition, development and s ale of rural properties with high upside potential, informs its shareholders and the market i n general about the monitoring and a n y adjustments to the agricultural operations estimates for the 2025 / 2026 harvest year . Planted Area by Crop (hectares) Following the conclusion of grain planting, the total planted area decreased by 2 % compared to the initial estimate . This variation primarily reflects a reduction in soybean and second - crop bean acreage, resulting from strategic and budgetary adjustments . Production per product (tons) Following the review of the crop mix and adjustments to planted areas, the outlook for the 2025 / 26 crop year remains positive, despite irregular rainfall at the start of the cycle, which later stabilized and has supported strong production levels . Cha nge 25/ 26 Ha rvest Cha nge 25/ 26 Ha rvest 24 / 25 Ha rvest (%) Projected (%) Estimated Realized Pla nted a rea per culture (hecta re) 7% 109.273 n.a. 102.260 102.043 Grains - 2% 78.020 5% 79.344 75.541 Soybean 1% 27.529 41% 27.328 19.333 Corn and Corn 2nd Crop - 44% 3.724 - 7% 6.658 7.168 Bean and Bean 2nd Crop 6% 31.375 - 4% 29.677 30.857 Sugarcane n.a 8.649 6% 8.649 16.115 Pasture - 15% 3.483 - 57% 4.112 9.669 Cotton 1% 17.078 17% 16.841 14.382 Other - 2% 169.858 n.a . 172.610 173.0 67 Tota l Cha ng e 25/ 26 Ha rvest Cha nge 25/ 26 Ha rvest 24 / 25 Ha rvest (%) Projected (%) Estimated Realized Production per product (tons) - 1% 249.640 17% 252.022 214.742 Soybean 4% 67.276 43% 64.872 45.431 Corn 2% 100.893 39% 99.230 71.487 Corn - 2nd Crop n.a - 41% 954 676 Beans - 40% 4.351 70% 7.274 4.288 Beans - 2nd Crop 3% 8.643 - 51% 8.427 17.248 Cotton - 28% 7.103 - 20% 9.808 12.187 Cotton - 2nd Crop - 1% 4 37.90 7 21% 4 4 2.587 366.0 59 Tota l

‘2 The sugarcane harvest was completed in November, with 1 . 7 million metric tons of sugarcane, corresponding to 67 . 55 tons of cane per hectare (TCH) . For the 2026 sugarcane crop, we estimate production of 2 . 1 million metric tons, with TCH of 79 . 51 , reflecting the renewal of the fields and the normalization of production conditions . Performance fell short of expectations, primarily due to the advanced age of the sugarcane fields, which amplified the impact of high temperatures during crop formation and water deficits during crop development . Additionally, frost events in Brotas (SP), pest outbreaks in Mato Grosso, and a fire in September that affected part of São José Farm further contributed to the decline in productivity during the period . Cattle raising We projected 11,637 head of cattle, distributed across 8,649 hectares of active pastureland in Brazil and Paraguay. Production cost (R$/ha) It is worth noting that the estimates are hypothetical data and do not constitute a promise of performance . To learn more about the Company's operating estimates, see the projections section of our Reference Form . São Paulo, February 5, 2026. Gustavo Javier Lopez CFO & DRI Sugarcane Change 20 26 Harvest Change 20 25 Harvest 20 25 Harvest (%) Estimated (%) Realized Estimated Sugarcane Harvest Year Result (Apr/ 01 to Dec/ 31) (Apr/ 01 to Dec/ 31) (Apr/ 01 to Dec/ 31) - 4% 2.176.350 - 23% 1.741.625 2.272.136 Tons harvested 4% 27.372 - 2% 25.782 26.326 Hectares harvested - 8% 79,51 - 22% 67,55 86,31 TCH - Harvest tons per hectares Cha nge 25/ 26 Ha rvest Cha nge 25/ 26 Ha rvest 24 / 25 Ha rvest (%) Projected * (%) Estimated * Realized Ca ttle Ra ising n.a 8.649 - 46% 8.649 16.115 Hectares 1% 11.637 - 36% 11.567 18.152 Number of heads - 9% 1.743.378 - 15% 1.909.570 2.236.307 Meat production (kg) - 5% 0,45 - 4% 0,47 0,49 Weight Gain per Day - 9% 202 59% 221 139 Weight Gain per hectare * Already includes the sale of Pref erência Farm. Cha ng e 25/ 26 Ha rvest Cha ng e 24 / 25 Ha rvest 24 / 25 Ha rvest (%) Projected (%) Estimated Realized Production cost (R$/ ha) - 1% 5.173 7% 5.247 4.904 Soybean (1) 2% 4.806 - 7% 4.698 5.069 Corn (1) 8% 4.550 4% 4.211 4.059 Corn 2nd Crop n.a. - - 4% 4.121 4.296 Beans - 7% 2.490 32% 2.691 2.034 Beans 2nd Crop - 3% 11.888 14% 12.303 10.765 Cotton 5% 16.125 12% 15.421 13.746 Cotton 2nd Crop - 6% 11.082 16% 11.735 10.158 Sugarcane (1) includes area opening amortiza t ion

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2026	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	CFO and IRO

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